

03053026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
APR 03 2003
WASH. D.C.
161
SECTION

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SEC FILE NUMBER
8-53449

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PPCM Securities Ltd. (formerly: Petersen & Partners Capital Markets Ltd.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Jan Petersen, 17 Ragged Staff Wharf, Queensway Quay

(No. and Street)

Gibraltar	Gibraltar	00000
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jan Petersen **011-350-71632**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft

(Name – of individual, state last, first, middle name)

Mergenthaleralle 10-12	**Eschborn**	**Germany**	**65760**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jan Petersen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PPCM Securities Ltd, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

n/a

3-28-2003

PETER FLAGEL
Notary Public, State of New York
No. 02FL6046264
Qualified in New York County
Commission Expires Aug. 7, 2006



Signature

PRESIDENT

Title



Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Petersen & Petersen Capital Markets Ltd.

Statement of Financial Condition

December 31, 2002

Contents

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

Report of Independent Auditors

Petersen & Petersen Capital Markets Ltd.
(d.b.a. PPCM Securities, Ltd.)

We have audited the accompanying statement of financial condition of Petersen & Petersen Capital Markets Ltd. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Petersen & Petersen Capital Markets Ltd. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.



Frankfurt am Main, Germany
March 6, 2003

Ernst & Young
Deutsche Allgemeine Treuhand AG
Wirtschaftsprüfungsgesellschaft

Petersen & Petersen Capital Markets Ltd.

Statement of Financial Condition

December 31, 2002

Assets		
Cash	$	11,165
Prepaid memberships and other expenses		1,766
Computer software and website development costs, net		15,310
Total assets	$	28,241
Liabilities and stockholder's equity		
Accounts payable	$	83
Total liabilities		83
Stockholder's equity:		
Capital stock (5,000 shares authorized, 3,650 shares issued and outstanding, $10 par value)		36,500
Additional paid-in capital		-
Retained earnings (deficit)		(8,342)
Total stockholder's equity		28,158
Total liabilities and stockholder's equity	$	28,241

See notes to Statement of Financial Condition.

Petersen & Petersen Capital Markets Ltd.

Notes to the Statement of Financial Condition

December 31, 2002

1. Organization and Basis of Presentation

Petersen & Petersen Capital Markets Ltd. (the "Company") is registered as a broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company acts as an introducing broker, and derives its revenue primarily from referral fees for introducing brokerage clients to other investment firms.

The Company holds no customer accounts and must clear all security transactions through a clearing broker. The Company has signed an agreement to clear any security transactions through Online Securities, Inc. ("the "clearing broker"). To date, the Company has had no securities transactions to clear through its clearing broker.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash and cash equivalents.

Prepaid Memberships and Other Expenses

The Company prepays its NASD membership fees and certain other corporate costs, such as its annual company registration fees and fidelity bond fees. Amounts related to services to be rendered in 2003 have been recorded as a prepaid expense and will be amortized to expense in future periods.

Computer Software and Website Development Costs

The Company capitalized certain website development costs in accordance with EITF 00-2, *Accounting for Web Site Development Costs* and SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Costs to develop the applications and source code for use in the website are generally capitalized; subsequent costs of operating the website are expensed as incurred.

Computer software and website development costs are amortized when put in use over their estimated useful life, generally one to three years. No accumulated amortization was recorded for the year ended December 31, 2002, as the website is not yet operational, pending the registration of the Company's domain name.

Income Taxes

The Company is registered under the Companies Law of the Cayman Islands and has no corporate tax requirement. As such, no tax assets or liabilities have been recorded for the year ended December 31, 2002.

Foreign Currency

The functional currency of the Company is the US dollar. However, from time to time, the Company transacts business with individuals in a currency other than its functional currency. Such transactions are recorded in the financial statements at currency translation rates in effect on that date, or at the average rate for the period. Any gain or loss on translation of accounts receivable from or accounts payable to such individuals at the time of receipt or payment is recorded as a transaction gain or loss in the statement of net income (loss).

3. Net Capital Requirements

The Company is subject to the net capital requirements of the New York Stock Exchange, Inc. and the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Exchange and the Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements, as defined by Rule 15c3-1, are not met. The Company must maintain minimum net capital equal to the greater of $5,000 or 1/15th of the aggregate indebtedness of the Company, as defined by Rule 15c3-1. At December 31, 2002, the Company had net capital of approximately $11,082, which was $6,082 in excess of the amount required to be maintained at that date.

4. Related Party Transactions

The Company paid $2,736 during 2002 to Mr. Jan Petersen, the Company's sole stockholder, as reimbursement for expenses paid during 2001 on behalf of the Company. There were no amounts payable to Mr. Petersen, or any other related parties at December 31, 2002.